[ANDREWS KURTH LLP LETTERHEAD]

October 11, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	First Horizon Asset Securities Inc.
Registration Statement on Form S-3
Filed August 31, 2006
File No. 333-137018

Dear Ms. Kalin:

On behalf of First Horizon Asset Securities Inc. (the “Registrant”) we submit this response letter to the staff’s comment letter dated September 26, 2006 addressed to the Registrant.

Our responses to the staff’s comments in the September 26, 2006 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response. References to page numbers apply to the redlined version of the applicable prospectus supplement or base prospectus included in the courtesy package that we are furnishing to the staff.

Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Ms. Sara D. Kalin

October 11, 2006

The Registrant hereby confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Attached hereto as Exhibit A is a list of the CIK codes for all affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 110(f) of Regulation AB.

The Registrant hereby confirms that all material terms to be included in the finalized transaction agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
The Registrant hereby confirms that it will file or cause to be filed unqualified legality and tax opinions at the time of each takedown.
4.	We note from the cover of your base prospectus that the assets and credit enhancement related to a particular offering are “generally” described in the base prospectus. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.
The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The Registrant has also removed the language quoted above from the base prospectus cover.

Ms. Sara D. Kalin

October 11, 2006

First Prospectus Supplement

Front Cover Page

5.

Please revise here and throughout your filing as appropriate to use the terminology set forth in Regulation AB. For example, we note your use of the term “the trust” when it appears that you are referring to the issuing entity. Revise accordingly.

The Registrant has revised the filing as appropriate to use the terminology set forth in Regulation AB.

Second Prospectus Supplement

Summary, page S-6

6.

We note that in your discussion of the repurchase or substitution of mortgage loans on page S-8, you indicate that in addition to repurchasing or substituting mortgage loans in the event of a breach of seller representations, mortgage loans may be repurchased under several additional scenarios. Please provide us with an analysis as to why these additional repurchases are consistent with the definition of an asset-backed security.

The second form of prospectus supplement relates to asset-backed notes that are secured by revolving line of credit accounts (also referred to as mortgage loans). In addition to repurchases or substitutions of mortgage loans for breaches of representations and warranties, the prospectus supplement describes three circumstances under which mortgage loans may be repurchased, substituted or removed from the mortgage pool.

Under the first circumstance, the seller is required to randomly purchase from the issuing entity or substitute a new mortgage loan for any mortgage loan as to which a borrower has converted all or a portion to a fixed rate mortgage loan to the extent the aggregate principal balance of the portions of the mortgage loans with fixed rates exceeds 10% of the then current aggregate principal balance of the mortgage loans. The purpose of this provision is to ensure that the mortgage loans will generate sufficient interest to make the required interest payments on the Notes, which accrue interest at a variable rate equal to LIBOR plus 0.16%. In Footnote 112 of the Commission’s Asset-Backed Securities release (Release No. 33-8518), the Commission has indicated that these types of provisions are permissible under the current definition as “rights or other assets designed to assure the servicing or timely distribution of proceeds to securityholders”.

Under the second circumstance, the owner of the transferor interest is permitted to remove a portion of randomly selected mortgage loans from the trust on any payment date without notice to the noteholders; provided that the aggregate principal balance of the mortgage loans so removed does not exceed the amount of the transferor interest. The amount of the transferor interest as of any time is determined as the excess of (a) the

Ms. Sara D. Kalin

October 11, 2006

aggregate principal balance of the mortgage loans in the mortgage pool over (b) the principal amount of the Notes, which represents the “equity” of the trust. This provision is intended as a mechanism to allow the owner of the transferor interest to realize upon its equity in the trust. As a condition precedent to the removal, the owner of the transferor interest is required to represent and warrant that no selection procedures adverse to the interests of the Noteholders were used in selecting the mortgage loans to be removed. This provision is not intended to significantly change the composition of the mortgage pool in a manner that would be inconsistent with the “discrete” requirement.

Under the third circumstance, the master servicer may, on any one payment date, make a one-time only election to purchase up to 1% of the mortgage loans, by aggregate principal balance as of such date. The mortgage loans so purchased will be selected by the master servicer in its sole discretion and will be purchased at a price not less than the stated principal balance of the purchased mortgage loans. The 1% limitation in this repurchase provision is intended to ensure that the composition of the mortgage pool does not materially change, and thus the “discrete” requirement should be satisfied.

The Note Insurer, page S-28

7.

We note from the first paragraph of this section that no representation is made by the issuing entity, the depositor or the underwriter as to the accuracy and completeness of the information provided by the Note Insurer. Please note that a disclaimer of liability for material information provided by the registrant or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

The Registrant has removed the disclaimer of liability. The Registrant has found no such other disclaimers of responsibility in the prospectus.

* * * *

Ms. Sara D. Kalin

October 11, 2006

We respectfully submit the foregoing for your consideration in response to your comment letter dated September 26, 2006. If you have any further questions concerning this filing, please contact me at (214) 659-4549.

Sincerely,

/s/ Mark Windley

Mark Windley

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour
Mark Harris

EXHIBIT A

CIK	Company
0001357118	First Horizon Asset Sec HELOC Notes Series 2006-HE1
0001353369	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-1
0001363938	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-2
0001374200	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-3
0001352652	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA1
0001355486	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA2
0001359891	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA3
0001365182	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA4
0001368408	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA5
0001374057	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA6
0001353370	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AR1
0001365183	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AR2
0001373778	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AR3
0001352653	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA1
0001355374	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA2
0001360072	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA3
0001362921	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA4
0001366220	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA5
0001374266	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA6
0001315831	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-1

EXHIBIT A - Page 1

CIK	Company
0001322457	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-2
0001325058	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-3
0001331519	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-4
0001337187	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-5
0001340115	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-6
0001342552	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-7
0001347901	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-8
0001315641	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA1
0001318951	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA2
0001322242	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA3
0001325059	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA4
0001328402	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA5
0001331416	First Horizon Alternative Mortgage Securities Trust 2005-AA6
0001334474	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA7
0001337400	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA8
0001340117	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA9
0001342553	First Horizon Alternative Mortgage Securities Trust 2005-AA10
0001345661	First Horizon Alternative Mortgage Securities Trust 2005-AA11
0001347928	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA12
0001319008	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR1
0001325055	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR2
0001331525	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR3

EXHIBIT A - Page 2

CIK	Company
0001337203	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR4
0001340072	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR5
0001347932	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR6
0001315640	First Horizon Alternative Mortgage Securities Trust 2005-FA1
0001319306	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA2
0001322239	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA3
0001325060	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA4
0001331521	First Horizon Alternative Mortgage Securities Trust 2005-FA5
0001334473	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA6
0001337238	First Horizon Alternative Mortgage Securities Trust 2005-FA7
0001340431	First Horizon Alternative Mortgage Securities Trust 2005-FA8
0001342551	First Horizon Alternative Mortgage Securities Trust 2005-FA9
0001345658	First Horizon Alternative Mortgage Securities Trust 2005-FA10
0001347933	First Horizon Alternative Mortgage Securities Trust 2005-FA11
0001284845	First Horizon ABS Notes Series 2004-HE1
0001295411	First Horizon ABS Notes Series 2004-HE2
0001310583	First Horizon ABS Trust Series 2004-HE3
0001312969	First Horizon ABS Trust Series 2004-HE4
0001277906	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-1
0001285134	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-2
0001288972	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-3
0001291951	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-4
0001296048	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-5
0001304703	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-6

EXHIBIT A - Page 3

CIK	Company
0001309806	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-7
0001291765	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA1
0001295870	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA2
0001299014	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA3
0001304702	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA4
0001307163	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA5
0001309807	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA6
0001312819	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA7
0001278072	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR1
0001288747	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR2
0001288863	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR2
0001291764	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR3
0001295868	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR4
0001301754	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR5
0001307190	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR6
0001312801	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR7
0001301753	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-FA1
0001310100	First Horizon Alternative Mortgage Securities Trust 2004-FA2
0001312968	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-FL1
0001216592	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-1
0001220975	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-2
0001225453	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-3

EXHIBIT A - Page 4

CIK	Company
0001229743	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-4
0001237300	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-5
0001249340	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-6
0001257476	First Horizon Mortgage Pass Through Trust 2003-7
0001261847	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-8
0001265038	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-9
0001271130	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-10
0001220838	First Horizon Mortgage Pass Through Trust 2003-AR1
0001236567	First Horizon Mortgage Pass Through Trust 2003-AR2
0001261660	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-AR3
0001268248	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-AR4
0001166689	First Horizon Mortgage Pass Through Trust 2002-1
0001170795	First Horizon Mortgage Pass Through Trust 2002-2
0001175140	First Horizon Mortgage Pass Through Trust 2002-3
0001182958	First Horizon Mortgage Pass Through Trust 2002-4
0001187945	First Horizon Mortgage Pass Through Trust 2002-5
0001200601	First Horizon Mortgage Pass Through Trust 2002-6
0001199302	First Horizon Mortgage Pass Thru Certificates Series 2002-6
0001202179	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-7
0001208102	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-8
0001212132	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-9
0001200606	First Horizon Mortgage Pass Through Trust 2002-AR1

EXHIBIT A - Page 5

CIK	Company
0001199301	First Horizon Mortgage Pass Through Trust 2002-AR1
0001207231	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-AR2
0001133240	First Horizon Mortgage Pass Through Trust 2001-1
0001137275	First Horizon Mortgage Pass Through Trust 2001-2
0001141228	First Horizon Mortgage Pass Through Trust 2001-3
0001143778	First Horizon Mortgage Pass Through Trust 2001-4
0001156057	First Horizon Mortgage Pass Through Trust 2001-5
0001158658	First Horizon Mortgage Pass Through Trust 2001-6
0001161552	First Horizon Mortgage Pass Through Trust 2001-7
0001163377	First Horizon Mortgage Pass Through Trust 2001-8
0001164826	First Horizon Mortgage Pass Through Trust 2001-9
0001133128	First Horizon Mortgage Pass Through Trust 2000-1
0001133129	First Horizon Mortgage Pass Through Trust 2000-2
0001133130	First Horizon Mortgage Pass Through Trust 2000-3
0001133131	First Horizon Mortgage Pass Through Trust 2000-4
0001133132	First Horizon Mortgage Pass Through Trust 2000-5
0001133133	First Horizon Mortgage Pass Through Trust 2000-H

EXHIBIT A - Page 6